Filed by Zions Bancorporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Amegy Bancorporation, Inc.

Commission File No.:000-22007

The slides contained in this filing were used in a presentation delivered by Harris H. Simmons, chairman, president and chief executive officer of Zions Bancorporation, at the Lehman Brothers 2005 Financial Services Conference on September 13, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Zions Bancorporation and Amegy Bancorporation, Inc., including future financial and operating results and performance; statements about Zions Bancorporation’s and Amegy Bancorporation, Inc.’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of the management of Zions Bancorporation and Amegy Bancorporation, Inc. and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Zions Bancorporation and Amegy Bancorporation, Inc. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Zions Bancorporation and Amegy Bancorporation, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Amegy Bancorporation, Inc. may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies; (8) economic conditions, either nationally or locally in areas in which Zions Bancorporation and Amegy Bancorporation, Inc. conduct their operations, being less favorable than expected; (9) changes in the interest rate environment reducing expected interest margins; and (10) legislation or regulatory changes, which adversely affect the ability of Zions Bancorporation or Amegy Bancorporation, Inc. to conduct the businesses in which they are engaged. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Zions Bancorporation and Amegy Bancorporation, Inc. filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Zions Bancorporation nor Amegy Bancorporation, Inc. undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Zions Bancorporation and Amegy Bancorporation, Inc. Zions Bancorporation has filed a Form S-4, Amegy Bancorporation has filed a proxy statement and both companies have filed or will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS

ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787. You may obtain documents filed with the SEC by Amegy free of charge by contacting: Controller, Amegy Bancorporation, 4400 Post Oak Parkway, Houston, Texas 77027, (713) 235-8800.

PARTICIPANTS IN SOLICITATION

Zions Bancorporation, Amegy Bancorporation, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Amegy’s shareholders in connection with the merger. Information about the directors and executive officers of Zions and their ownership of Zions stock is set forth in the proxy statement for Zions’ 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Amegy and their ownership of Amegy stock is set forth in the proxy statement for Amegy’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

Lehman Brothers 2005

Financial Services Conference

13 September 2005

The Intermountain West’s Largest Banking Company

Total Assets Over $30 Billion

26th Largest Domestic Bank by Deposits

S&P 500 Index

NASDAQ Financial 100 Index

Nearly 400 Offices and 500 ATMs in 8 States

National Rankings

Zions Ranks in the Top Ten in Each of the Following

SBA 504 and similar lending

SBA 7(a) Lending

Origination of Agricultural Mortgages Sold in Secondary Market

Electronic Odd-Lot Corporate Bond Trading

Municipal Finance Advisory

A Collection of Great Banks…

…With a Great Growth Footprint

2005 – 2010 Projected Weighted Average (by MSA) Population Growth

12% 10% 8% 6% 4% 2% 0%

11.1% 10.6% 10.3% 9.5% 8.9% 8.7%

8.7% 8.1% 7.7% 7.4% 7.1% 6.6%

6.5% 6.3% 6.3% 6.2% 5.7% 5.7%

5.6% 5.5% 5.1% 5.0% 3.1% 3.0%

3.0% 3.0% 3.0% 2.9% 2.4% 2.0%

SunTrust

Zions

Compass

Wachovia

Wells Fargo

Washington Mutual

Golden West

Northern Trust

Bank of America

BB&T

AmSouth

First Horizon

US Bancorp

National Average

Regions

UnionBanCal

JP Morgan

Fifth Third

Marshall & Ilsley

Comerica

Huntington

Citigroup

Bank of New York

M&T Bank

PNC

Sovereign

KeyCorp

National City

Mellon

Popular

Source: SNL DataSource

Note: Includes selected peers

Recent Performance

“A Picture Perfect Quarter”

Record Income of $1.30 per share

ROE of 16.56%

Taxable-equivalent Revenue Growth of 18% LQA

Strong Loan and Deposit Growth

Expanding Margin

Pristine Credit Quality

Franchise Growth



10.84% CAGR
9.11% CAGR
26,732
24,399
28,000
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
$mm
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05
Loans
Deposits

*Includes loans sold and being serviced

ZIONS BANCORPORATION

Net Income

17.3% CAGR

$mm

500 450 400 350 300 250 200 150 100 50 0

93

115

138

143

194

162

283

256

338

406

458

1995

1996

1997

1998

1999

2000

2001

2002

2003

2004

2005*

* 1H-05 Annualized Net Income

Earnings Per Share

13.4% CAGR

$6

$5

$4

$3

$2

$1

$0

$1.42

$1.69

$1.92

$1.75

$2.26

$1.86

$3.07

$2.78

$3.72

$4.47

$5.00

1995

1996

1997

1998

1999

2000

2001

2002

2003

2004

2005*

* 1H-05 Annualized EPS

Strong Asset Quality

Relative to Peers

NCOs as % of Average Total Loans (Annualized)

0.80% 0.70% 0.60% 0.50% 0.40% 0.30% 0.20% 0.10% 0.00%

Zions

Peers

0.26%

0.07%

2nd Qtr 99

3rd Qtr 99

4th Qtr 99

1st Qtr 00

2nd Qtr 00

3rd Qtr 00

4th Qtr 00

1st Qtr 01

2nd Qtr 01

3rd Qtr 01

4th Qtr 01

1st Qtr 02

2nd Qtr 02

3rd Qtr 02

4th Qtr 02

1st Qtr 03

2nd Qtr 03

3rd Qtr 03

4th Qtr 03

1st Qtr 04

2nd Qtr 04

3rd Qtr 04

4th Qtr 04

1st Qtr 05

2nd Qtr 05

Note: Peer group is defined as U.S. bank holding companies with assets > $10 billion.

Stable Margin in a Volatile Environment

Zions NIM vs. 30-Day LIBOR

7.00% 6.00% 5.00% 4.00% 3.00% 2.00% 1.00%

4.60% 3.45% 3.05%

Mar-98

Jun-98

Sep-98

Dec-98

Mar-99

Jun-99

Sep-99

Dec-99

Mar-00

Jun-00

Sep-00

Dec-00

Mar-01

Jun-01

Sep-01

Dec-01

Mar-02

Jun-02

Sep-02

Dec-02

Mar-03

Jun-03

Sep-03

Dec-03

Mar-04

Jun-04

Sep-04

Dec-04

Mar-05

Jun-05

ZION NIM

Libor

Top 50 Bank NIM Avg

Improving Expense Management

Efficiency Ratio (%)

64 62 60 58 56 54 52

56.64

55.67

1995

1996

1997

1998

1999

2000

2001

2002

2003

2004

1H-05

Zions Bancorporation

Peer Average

Source: SNL peer data defined as top 50 U.S. banks by asset size

Looking to the Future

Remainder of 2005

Continued loan growth

Deposit growth slower than loan growth

Relatively stable NIM

Continued strong asset quality

Revenue growth exceeding operating expense growth

Amegy: Completing the Growth Footprint

Nevada State Bank

Branches: 68 Deposits: $3.07 Rank: 4th 2004 ROAA: 1.6% 5-Yr. Dep. Growth: 8.3% 5-Yr. Asset Growth: 7.5%

California Bank & Trust

Branches: 91 Deposits: $8.3B

Rank: 8th 2004 ROAA: 1.5% 5-Yr. Dep. Growth: 8.8% 5-Yr. Asset Growth: 9.7%

National Bank of Arizona

Branches: 54 Deposits: $3.1B

Rank: 4th 2004 ROAA: 1.4% 5-Yr. Dep. Growth: 19.7% 5-Yr. Asset Growth: 17.7%

Commerce Bank of Washington

Branches: 1 Deposits: $0.4B

Rank: 16th 2004 ROAA: 1.6% 5-Yr. Dep. Growth: 5.4% 5-Yr. Asset Growth: 10.6%

Vectra Bank Colorado

Branches: 40 Deposits: $1.6B

Rank: 4 2004 ROAA: 0.8% 5-Yr. Dep. Growth: 1.4% 5-Yr. Asset Growth: 1.2%

Amegy Bank

Branches: 82 Deposits: $5.8B

Rank: 7th 2004 ROAA: 1.1% 5-Yr. Dep. Growth: 16.0% 5-Yr. Asset Growth: 20.5%

Zions Bank

Branches: 133 Deposits: $8.2B

Rank: 1st (UT) / 3rd (ID) 2004 ROAA: 1.3% 5-Yr. Dep. Growth: 14.2% 5-Yr. Asset Growth: 8.8%

Note: Deposit and asset growth from March 31, 2000 to March 31, 2005. Rank by bank deposits in state.

The Best Footprint in Banking

2005 – 2010 Projected Weighted Average (by MSA) Population Growth

12% 10% 8% 6% 4% 2% 0%

11.4%11.1%

10.6%10.3%

9.5% 8.9%

8.7% 8.7%

8.1% 7.7%

7.4% 7.1%

6.6% 6.5% 6.3% 6.3% 6.2%

5.7% 5.7% 5.6% 5.5%

5.1% 5.0%

3.1% 3.0% 3.0% 3.0% 3.0% 2.9%

2.4%

2.0%

Pro Forma Zions

SunTrust

Zions

Compass

Wachovia Wells Fargo

Washington Mutual Golden West Northern Trust Bank of America BB&T

AmSouth First Horizon US Bancorp National Average Regions UnionBanCal JP Morgan Fifth Third Marshall & Ilsley Comerica Huntington Citigroup Bank of New York M&T Bank PNC

Sovereign KeyCorp National City Mellon Popular

Source: SNL DataSource Note: Includes selected peers

Amegy Enhances Growth

Amegy’s growth has been consistent with Zions’ superior growth rates

Loans ($ bn)

$35

$30

$25

$20

$15

$10

$5

$0

$14.2

$16.7

$17.1

$19.8

$18.8

$21.9

$19.7

$23.2

$22.4

$28.3

$27.0

$23.5

PF ZION CAGR = 12.4%

ZION CAGR = 11.9%

2000

2001

2002

2003

2004

6/30/05

ZION

Pro Forma ZION

Deposits ($ bn)

$35

$30

$25

$20

$15

$10

$5

$0

$15.1

$18.2

$17.8

$21.3

$20.1

$24.0

$20.9

$25.3

$23.3

$28.9

$24.4

$30.3

PF ZION CAGR = 12.0%

ZION CAGR = 11 3%

2000

2001

2002

2003

2004

6/30/05

ZION

Pro Forma ZION

Asset Quality Remains Strong

NCOs as % of Average Total Loans (Annualized)

0.80% 0.70% 0.60% 0.50%

0.40% 0.30% 0.20% 0.10%

0.00% -0.10% -0.20%

0.26%

0.27%

0.07%

2nd Qtr 99

3rd Qtr 99

4th Qtr 99

1st Qtr 00

2nd Qtr 00

3rd Qtr 00

4th Qtr 00

1st Qtr 00

2nd Qtr 01

3rd Qtr 01

4th Qtr 01

1st Qtr 02

2nd Qtr 02

3rd Qtr 02

4th Qtr 02

1st Qtr 03

2nd Qtr 03

3rd Qtr 03

4th Qtr 03

1st Qtr 04

2nd Qtr 04

3rd Qtr 04

4th Qtr 04

1st Qtr 05

2nd Qtr 05

Zions

Amegy

Peers

Note: Peer group is defined as U.S. bank holding companies with assets > $10 billion.

Interest Rate Risk

Zions NIM vs. 30-Day LIBOR

7.00% 6.00% 5.00% 4.00% 3.00% 2.00% 1.00%

4.60% 3.77% 3.45% 3.05%

Mar-98

Jun-98

Sep-98

Dec-98

Mar-99

Jun-99

Sep-99

Dec-99

Mar-00

Jun-00

Sep-00

Dec-00

Mar-01

Jun-01

Sep-01

Dec-01

Mar-02

Jun-02

Sep-02

Dec-02

Mar-03

Jun-03

Sep-03

Dec-03

Mar-04

Jun-04

Sep-04

Dec-04

Mar-05

Jun-05

ZION NIM

Libor

Top 50 Bank NIM Avg

Amegy

Interest Rate Risk

Zions NIM vs. 30-Day LIBOR

5.00% 4.80% 4.60% 4.40% 4.20% 4.00% 3.80% 3.60% 3.40% 3.20% 3.00%

4.60% 3.77% 3.45%

Mar-98

Jun-98

Sep-98

Dec-98

Mar-99

Jun-99

Sep-99

Dec-99

Mar-00

Jun-00

Sep-00

Dec-00

Mar-01

Jun-01

Sep-01

Dec-01

Mar-02

Jun-02

Sep-02

Dec-02

Mar-03

Jun-03

Sep-03

Dec-03

Mar-04

Jun-04

Sep-04

Dec-04

Mar-05

Jun-05

ZION NIM

Top 50 Bank NIM Avg

Amegy

Expense Management

Efficiency Ratio (%)

68 66 64 62 60 58 56 54 52

67.03

56.64

55.67

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 1H-05

Zions Bancorporation

Peer Average

Amegy

Source: SNL peer data defined as top 50 U.S. banks by asset size

Bringing Expenses In Line

Amegy Efficiency Ratio

67%

Zions Efficiency Ratio

56%

Zions Subsidiary Bank Eff. Ratio (avg)

53%

Cost Reduction required to bring Amegy to 56%

$44MM (17%)

Cost Reduction required to bring Amegy to 53%

$55MM (21%)

Amegy Acquisition

Continue the great organic growth

Maintain the credit culture

Improve interest rate risk management

Improve efficiency

A unique opportunity to create the best growth franchise in banking

Additional Information and Where to Find It

Zions Bancorporation will file a Form S-4, Amegy Bancorporation will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787. You may obtain documents filed with the SEC by Amegy free of charge by contacting: Controller, Amegy Bancorporation, 4400 Post Oak Parkway, Houston, Texas 77027, (713) 235-8800.

Interest of Certain Persons in the Merger

Zions, Amegy, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Amegy’s shareholders in connection with the merger. Information about the directors and executive officers of Zions and their ownership of Zions stock is set forth in the proxy statement for Zions’ 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Amegy and their ownership of Amegy stock is set forth in the proxy statement for Amegy’s 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available. Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.

Forward-Looking Statements

This presentation contains statements regarding the projected performance of Zions Bancorporation. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act. Actual results or achievements may differ materially from the projections provided in this presentation since such projections involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which Zions Bancorporation conducts their operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; legislation or regulatory changes, which adversely affect the ability of the company to conduct the business in which the company would be engaged; delays in adoption of digital certificates for online services. Zions Bancorporation disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

Lehman Brothers 2005 Financial

Services Conference

13 September 2005